

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2020

John P. Butler
Chief Executive Officer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

> **Re: Akebia Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2020**
> **File No. 001-36352**

Dear Mr. Butler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrea Paul, Esq.